July 26, 2012

Southridge Services
32 West 200 South #136
Salt Lake City, UT 84101

Dear Sir/Madam:

The files shown below are to be submitted to the SEC as correspondence.

•	Effective Date Acceleration Request
•	S-1A3 Response Letter
•	Addendum to the North Texas Energy Independent Technical Report
•	New Diana and Balch Crude Oil Production
•	Legal Opinion Letter
•	Auditor Consent Letter

Please submit the correspondence files to the attention of Mr. Kevin Dougherty.

Sincerely,

/s/ Kevin Jones
Kevin Jones, CEO

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

United States	July 19, 2012
Securities & Exchange Commission
Washington, D.C. 20549

Re:   North Texas Energy, Inc. File No. 333-178251

Registrant’s Written Request for Acceleration of the Effective Date of its Pending Registration Statement

North Texas Energy Inc. has currently pending Amendment Number 3 of its Form S-1 Registration Statement and Prospectus.

In that regard, and understanding our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of our securities, we do hereby request that the effective date of the registration statement be accelerated and become effective on August 15th 2012 or earlier if practicable.

We understand that;

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
The company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Kevin Jones, CEO

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Comment Responses for S-1 Registration Statement Amendment-3

The responses below address the comments dated June 12, 2012.

Prospectus Cover Page

Comment 3

We note that in response to prior comment 2, you revised the first and fifth paragraphs under “The Offering-Plan of Distribution” on page 6 to describe the effect on investors of your decision to offer your securities on a best efforts, no minimum basis and to make all funds immediately available. However, your revised disclosure does not describe the potential adverse effects on investors of this type of offering. For instance, if you fail to raise enough capital in this offering to develop your business, your business may fail and investors will lose their entire investment. This risk appears to be increased due to the lack of any escrow provision and the absence of any offering minimum. Please revise your disclosure under “The Offering - Plan of Distribution” and your prospectus cover page to describe this effect on investors. We note in that regard the risks you identify under “Our Financial Position” at page 9.

Response to Comment 3

Additional language related to the risk involved related to the lack of a provision for an escrow account for funds raised and no set minimum in the offering has been added to the prospectus cover page and to the section “Offering-Plan of Distribution. This language identifies the risk and the possible negative effect on investors.

Immediate use of the proceeds when received in the company’s accounts regardless of the total received at any time during the offering has the possibility of having a negative effect on investors.  Because the offering has no set minimum and there is no plan to escrow the offering proceeds, the company may fail to raise enough capital to fund its business plan and operations and its possible that investors may loose substantially all of their investment.

Comment 4

In response to prior comment 2, you revised the second paragraph under “The Offering-Plan of Distribution” on page 6 to disclose the date that this offering will end. Please also revise your prospectus cover page to disclose this information. See Item 501(b)(8) of Regulation S-K.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Response to Comment 4

As suggested by the rules and staff we have changed the registration statement and prospectus language and disclosure. The existing language and disclosure is as follows;

This offering is self-underwritten. No underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. There are no underwriting commissions involved in this offering. The Company is not required to sell any specific number or dollar amount of securities but will use its best efforts to sell the securities offered.

The revised language and disclosure is as follows;

This offering is self-underwritten and conducted on a “Best Efforts No Minimum” basis and will end one year from the date that the registration statement is effective. No arrangement has been made to escrow funds received from the stock sales pending the completion of the offering. In that regard, proceeds from sales of the common stock will be delivered directly to the company as sales occur. Directly funding the company from the common stock sales exposes investors to significant risks as disclosed further in the section The Offering-Plan of Distribution.  No underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. There are no underwriting commissions involved in this offering. The Company does not intend to sell any specific minimum number or dollar amount of securities but will use its best efforts to sell the securities offered.

Prospectus Summary Page 4

The Business of The Company Page 4

Comment 5

In the first paragraph under this section, you disclose that on your leased properties you have a total of eleven drilled wells. However, in the last paragraph of this section, you disclose that you have eighteen wells on your leased properties. Please revise or advise.

Response to Comment 5

The language related to the staff comment 5 is as follows;

The company has now on its leased property a total of eleven drilled wells that have well head equipment installed. The well head equipment is that equipment used to bring the reserves of oil and natural gas to the surface and to store it or deliver it to market for sale.

The identification of “eleven wells” was an error that omitted seven of the registrant’s wells. The language has been changed as follows;

The company has now on its leased property a total of eighteen drilled wells that have well head equipment installed. The well head equipment is that equipment used to bring the reserves of oil and natural gas to the surface and to store it or deliver it to market for sale.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

 Oil Reserves-Technical Report on North Texas Energy Oil and Gas Reserves. Page 5

Comment 6

The supplemental engineering information you furnished to us does not appear to support the estimated proved reserves you have claimed. According to Texas Railroad Commission data, your four leases in the New Diana field have not produced since 1999. The aggregated last full month production for four leases is about 500 BOPM. The “EUR” schedule in Exhibit 99.2 projects 3,870 BOPM by April, 2013 even though, on page three, the third party reserve report states “[t]he below ground infrastructure (casing, tubing, down hole pumps, and sucker rods) has been completed for each [New Diana] well.” Please amend your document to discuss, with reasonable detail, the technical basis for these four leases projected production increase or delete these reserves from your disclosure.

Comment 7

The Texas RRC production data indicates the M.W. Balch lease has not had production since at least 1992. Exhibit 99.2 projects tertiary recovery production up to 3,000 BOPM. The third party report states that the source for the subject reservoir parameters are taken from another report that no longer exists. Please amend your document to discuss, with reasonable detail, the technical basis for this lease’s projected production increase attributed to microbial enhanced oil recovery or delete these reserves from your disclosure.

Response to Comment 6 and Comment 7

An addendum to the Technical Engineering Report (Exhibit 99.1) was developed that, with reasonable detail, explains the technical basis for the projected production increase of the New Diana and M. W. Balch leases that was described in the "EUR" schedule in Exhibit 99.2. In addition, a technical report was composed that describes the historical production data of both New Diana and M. W. Balch. The technical report also describes the economic conditions that caused the decline and ultimate halt of field production and explains the field enhancements that will be made to increase crude oil production levels. Both the technical report and the Addendum to the Technical Engineering Report were submitted via correspondence.

The Offering-Plan of Distribution Page 6

Comment 8

We note that you revised your prospectus cover page to remove disclosure suggesting that prices “will be determined at the prevailing market price … or in privately negotiated transactions.” However, you have revised disclosure on page 7 to disclose that the price per share is fixed at $1.00 “until our shares are quoted on the OTC Bulletin Board or other exchange,” and later that “sales by the Company will be made at the price of $1.00 until a market develops for the stock.” In this regard, we re-issue prior comment 3 in that you are not eligible to conduct an “at the market” offering. Refer to Rule 415 under the Securities Act, in particular Rule 415(a)(4). Please revise your disclosure.

Response to Comment 8

After Review and in Accordance with Rule 415 the company has revised its language and disclosure.
Language and Disclosure as it exists;

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

North Texas Energy Inc. will receive immediately any proceeds from the sale of the shares. The company cannot identify at this time any negative consequence to shareholders or investors as a result of the company’s plan to receive immediately and directly the proceeds from the sale of the common stock identified in this prospectus. The price per share is fixed at $1.00 until our shares are quoted on the OTC Bulletin Board or other exchange. Prior to being quoted on the OTCBB, the Company may sell its shares in private transactions to individuals or qualified entities. Although our common stock is not listed on a public exchange, we intend to seek a listing on the Over the Counter Bulletin Board (OTCBB). In order to be quoted on the Bulletin Board, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that an agreement with a market maker to file the necessary documents with FINRA  which operates the OTC Electronic Bulletin Board, can be made nor can there be any assurance that such an application for quotation will be approved. However, sales by the Company will be made at the price of $1.00 until a market develops for the stock.

Revised Language and Disclosure;

The company has made no plans to place the proceeds of the offering in escrow or trust account. The proceeds are to be used when available. Immediate use of the proceeds when received in the company’s accounts regardless of the total received at any time during the offering has the possibility of having a negative effect on investors.  Because the offering has no set minimum and there is no plan to escrow the offering proceeds, the company may fail to raise enough capital to fund its business plan and operations and its possible that investors may lose substantially all of their investment…..

…. The price per share is fixed at $1.00.  Prior to being quoted on any national public stock exchange the Company may sell its shares in private transactions to individuals or qualified entities. Although our common stock is not listed on a public exchange, we intend to seek a listing on the Over the Counter Bulletin Board (OTCBB). In order to be quoted on the Bulletin Board, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that an agreement with a market maker to file the necessary documents with FINRA  which operates the OTC Electronic Bulletin Board, can be made nor can there be any assurance that such an application for quotation will be approved. However, sales by the Company will be made at the price of $1.00.

Management’s Discussion and Analysis Page 11

Financial Condition, Changes in Financial Condition and Results of Operations Page 11

Liquidity Page 11

Comment 9

You do not appear to have provided any response to prior comment 19. Thus, we re-issue our prior comment. With regard to your reference to “producing as little as 200 barrels of oil per day and probably more” and income of “$450,000 per month on average,” we refer you to the guidance provided in Item 10(b) of Regulation S-K regarding projections. Please revise as necessary to ensure that your disclosure is consistent with that guidance, and also clarify the basis for your estimates.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Response to Comment 9

After review, the company has revised the language that prompted the comment regarding Liquidity on page 11 in registrant’s Form S1A Amendment 2. That language is shown below in bold italic. The existing language was as follows;

Without additional investment capital from shareholders or other sources, the company has no short term source of liquidity. In order to bring wells on-line and produce crude oil and natural gas to bring to market, significant amounts of working capital will be needed to continue The Company estimates that its capital requirement to begin pumping oil and gas and producing income is approximately $250,000. At that level of expenditure, the company could begin producing as little as 200 barrels of oil per day and probably more. The income produced at that level is approximately $450,000 per month on average. At that minimum level of production, the company can rely solely on its production income for liquidity. The company plans to systematically bring wells on-line that have the greatest initial production possibility.

The revised language and disclosure is as follows;

Without additional investment capital from shareholders or other sources, the company has no short term source of liquidity. In order to bring wells on-line and produce crude oil and natural gas to bring to market, significant amounts of working capital will be needed to continue.  Accordingly the company plans to systematically bring wells on-line that have the greatest initial production possibility as capital is available. The Company’s illiquid financial position could cause it to not be able to start producing oil in the near future unless working capital from the offering or some other source of short term liquidity is developed.

Results of Operations-Page 11

Comment 10

You revised your disclosure to state that “the following table indicates the inactivity . . .” However, we note that no tabular disclosure follows. Please explain.

Response to Comment 10

The following statement (shown in bold, underline and italics) in the company’s second amended form S1 prompted a staff comment;

The Company had no producing operations during the year ended December 31, 2011. The following table indicates the inactivity of the company in producing crude oil from its proved developed reserves. The company has little or no useful comparative operating…….

The statement is redundant so it has been removed. The Company’s producing history is disclosed and explained in detail in the Prospectus and the Notes to the Financial Statements.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Directors, Officers and Control Persons Page 12

Comment 11

You do not appear to have provided any response to prior comment 19. Thus, we re-issue this comment in part. From your revised disclosure, it appears that Mr. Sanah Marah may also be currently employed by Greyhound, and you do not disclose when he joined your company as CFO. If he or any individual devotes or will devote less than all of her or his professional time to your business and operations, please quantify the amount of professional time that she or he devotes to your business, and provide corresponding Risk Factors disclosure as appropriate.

Response to Comment 11

The following language has been added to this section which had caused a staff comment.

 Mr Marah began providing professional services to the company on a part time basis in January of 2011 while continuing with Greyhound.. Upon the effective date of the company’s registration statement Mr. Marah will provide full time services to the company as CFO.

Financial Statements Page 19

General

Comment 12

We note there are various deficiencies in the financial statements of North Texas Energy Inc and Remington Oil and Gas Inc. on pages 19 through 24, and although you include note disclosures on pages 25 through 29 for North Texas Energy Inc., you have none for Remington Oil and Gas Inc. Therefore, the manner by which you present this information does not satisfy the form requirements. Please revise your document as necessary to address the following points.

•	Position the audit report and financial statements of Remington Oil and Gas Inc. to follow the audit report, financial statements and related note disclosures pertaining to North Texas Energy Inc.

•	Prepare and include (once these have been audited) all of the note disclosures that are required to comply with GAAP along with the Remington Oil and Gas Inc. financial statements.

•
Make arrangements with your auditors to obtain and file audit reports which reference the development stage company cumulative financial information included in the audited financial statements; and which have the explanatory language referencing error correction disclosures.

•	Sum the assets reported as of January 31, 2011 on page 19.

•
The stockholders’ equity account balances reported as of January 31, 2011 on page 19 differ from the corresponding amounts in the statement of stockholders’ equity on page 20; please resolve this inconsistency

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

•
The number of shares reported as issued and outstanding on page 19 of 8,361,000 (on the face of the balance sheet) does not agree with the corresponding figure on page 20; please correct the disclosure.

•
The statement of cash flows for the month ended January 31, 2011 on page 20 should be corrected to not reflect the sale of net assets because this is inconsistent with the balance sheet on page 19; and the financial statements of Remington Oil and Gas Inc. should cover the period up to the date of acquisition by North Texas Energy Inc., but not beyond.

•
If you were incorporated in January 2011 as your disclosures suggest, there is no context for the statement of operations and statement of cash flows for the year ended December 31, 2010 on page 22; if these do not pertain to North Texas Energy Inc., they should be removed.

•
The interim balance sheet as of March 31, 2011 on page 23 should be replaced with your balance sheet as of December 31, 2011 (the end of the most recently completed fiscal year) to comply with Rule 8-03 of Regulation S-X.

•
Correct the statements of stockholders equity on page 20 to reflect ownership information for 2009 (presently you show no stock issued), to include the December 31, 2009 balances, and to replace the “Agreement” caption in the 2011 frame with a more descriptive label.

•	Correct the statements of stockholders equity on pages 23 and 24 to support or eliminate the deficit balance as of January 1, 2011.

Response to Comment 12

A.
According to the Staff s’ request and comment, the audit reports, financial statements and notes and disclosures of Remington Oil and Gas Inc have been placed in the prospectus subsequent to the audit reports, financial statements and notes and disclosures related to North Texas Energy Inc.

B.	According to the Staffs’ comment the appropriate Notes and Disclosures have been added to the financial statements of Remington Oil and Gas Inc.

C.
According to the Staff comment we have made arrangements with our auditors to obtain and file audit reports which reference the development stage company cumulative financial information included in the audited financial statements. The Reports also contain the explanatory language referencing error correction disclosures.

D.	The missing sum in the assets section of the Financial Statements has been entered into the schedule.

E.
 The inconsistent values in the Stockholder’s Equity Section of the Financial Statements on Page 19 and the Statement of Shareholder’s Equity on Page 20 have been appropriately corrected to resolve the inconsistency.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

F.
The inconsistency in the number of Shares Issued and Outstanding disclosed on the face of the Financial Statements and the number of Shares Issued in the Statement of Shareholder’s Equity has been corrected to resolve the inconsistency.

G.	The appropriate changes have been made to the Cash Flow Statements at January 31, 2012 eliminating the asset sale and conversion from the statement.

H.	The Statements of Cash Flow and Operations has been updated to eliminated because they have no context in the financial statements of North Texas Energy Inc. as it had no operations in 2010

I.	The appropriate Balance Sheet for the most recently completed fiscal year has been inserted and the interim Balance Sheet has been removed.

J.	The Statement of Shareholders Equity has been corrected to indicate the beginning balances at December 31, 2009.

K.	The Statement of Shareholders Equity Beginning Balance (Deficit) has been corrected.

Note 1 Summary of Significant Accounting Policies

Income Taxes Page 26

Comment 13

We note that while you report a deferred tax asset you have not included any disclosure to clarify how you concluded that it is more likely than not that you will realize the asset. Please read FASB ASC 740-10-30-16 to 30-25 and if you continue to believe that your reporting is correct submit the analysis that you performed in formulating this view. In either case, provide the disclosures required by FASB ASC 740-10-50, as applicable.

Response to Comment 13

After review and analysis the company has revised its position on the recognition of a deferred tax benefit in its financial statements. Alternatively, and based on its proposed filing of a consolidated tax return the company has elected to disclose in the notes to its financial statements the benefit that is available to it via its consolidated tax filing.

Goodwill Page 26

Comment 14

We note you have revised the financial statements to account for the share exchange between you and Remington as a business acquisition. However, it does not appear that you have correctly applied the acquisition method. Please address the following items noted:

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

•	Tell us why you have not measured the shares you issued to complete the transaction at fair value as required by FASB ASC 805-30-30-7.

•	Tell us why you did not allocate any portion of the purchase price to the proved reserves you indicate have been acquired, and have instead assigned the entire fair value of the reserves to goodwill.

•	Identify the authoritative accounting literature you believe supports your recognition of an unrealized gain associated with this acquisition.

Response to Comment 14

A.
After analysis the company determined that the share exchange included shares of nearly equal value stock in privately held entities that have no real comparable external value. So, the share exchange was determined to have no significant difference in value, one for the other.

B.
 After analysis and research the company has determined that Generally Accepted Accounting Principles mandate that the bargain on the purchase be allocated to the Proved Oil and Gas Reserves. The Company has re-stated its financial statements to reflect its change in accounting policy and included a Note to the financial statements to that effect.

C.	The reported Unrealized Gain was a incorrect characterization. The label has been removed.

Note 4 Oil and Gas Producing Activities Page 28

Comment 15

We note that you report oil and gas reserve information in this note to your financial statements although you include other disclosures required under FASB ASC 932-235-50 separately after Note 5. Please revise as necessary to group this information together and to indicate whether or not it has been subject to audit. We expect you would also need to add disclosure to address economic factors and significant uncertainties to comply with FASB ASC 932-235-50-10.

Response to Comment 15

The appropriate placing of the disclosures together has been made.

Note 5 Related Party Transactions Page 28

Comment 16

Your disclosures on pages 26 and 28 indicate that you accounted for the January 2011 transaction at fair value using the acquisition method because North Texas Energy Inc is not controlled by the same party that controlled Remington Oil and Gas Inc. immediately prior to this transaction. Please clarify whether we have properly understood your disclosures on this point. In addition, given your disclosure indicating your CEO was previously on the board of directors of Remington Oil and Gas Inc., tell us the percentage equity interest held by this individual in both companies immediately prior to and following the acquisition.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Response to Comment 16

Prior to the acquisition of Remington Oil and Gas Inc. by North Texas Energy Inc. Mr. Jones held no equity in the acquiree. In that regard we have added the following language to the section describing “Related Party Transactions”

 Mr. Jones has not at any time held any equity interest in or beneficial interest in the securities of Remington Oil and Gas Inc.

Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserve Quantities Page 29

Comment 17

We note that you have quantified information under columns identified as pertaining to 2012 and 2013 on page 29 without context. Please revise your disclosure to include the standardized measure of discounted future net cash flows as of December 31, 2011, and changes in this measure that occurred during 2011, to comply with FASB ASC 932-235-50-29 through 50-35.

Response to Comment 17

The Table has been updated to reflect the proper information related to 2011 and the appropriate changes.

Litigation Page 30

Comment 18

We note that you have not provided any disclosure responsive to prior comment 35. Thus, we re-issue our prior comment. Please expand your disclosure to clarify whether any of the information contained in Item 401(f) of Regulation S-K is applicable.

Response to Comment 18

The following language and disclosure has been added to the section on Officers, Directors and Control Persons.

No Officer or Director has been or is subject to any legal proceeding as identified in Regulation S-K Item 401(f)

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Exhibits

General

Comment 19

Please file an auditor consent with your next amendment to the registration statement to comply with Item 601(b)(23) of Regulation S-K.

Response to Comment 19

See Auditor Consent Letter (Exhibit 23.1).

Exhibit 5.1

Legal Opinion

Comment 20

Your legal opinion does not appear to have been revised to address all points raised in prior comment 38. Thus, we re-issue our prior comment. Please obtain and file as an exhibit a revised legal opinion that does not assume:

•	Due authorization and valid execution by all persons who executed the documents. In this regard, counsel cannot assume due authorization by officers and directors of the issuer; nor

•	That such documents are free from any form of fraud, misrepresentation, duress or criminal activity.

Response to Comment 20

The legal opinion letter (Exhibit 5.1) was revised to not assume due authorization and valid execution by all persons who executed the documents or that such documents are free from any form of fraud, misrepresentation, duress or criminal activity. The revised legal opinion letter was submitted as an exhibit update to Exhibit 5.1

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

John M. Durkee, PE  4915 South Newport Avenue  Tulsa, Okla. 74105-4619
voice 918-381-9292                 fax 918-742-0624

June 18, 2012

Mr. Kevin Jones, CEO/Director
North Texas Energy, Inc.
5057 Keller Springs Road, Suite 300
Addison, Texas 75001

Re: Addendum, Independent Technical Report

Dear Mr. Jones:

At your request, I have prepared the following Addendum to the Technical Report (“Report”) in response to the comments from the US Securities and Exchange Commission (SEC) with regard to the Technical Report previously submitted to North Texas Energy, Inc. (“Company”) for inclusion in the prospectus now under consideration.

I certify that I am a Consulting Petroleum Engineer, registered with the State of Oklahoma, State Board of Registration for Professional Engineers and Land Surveyors, Number 14481 and that I hold no equity position in the Company.

Comment 6

“The supplemental engineering information you furnished to us does not appear to support the estimated proved reserves you have claimed. According to Texas Railroad Commission data, your four leases in the New Diana field have not produced since 1999. The aggregated last full month production for four leases is about 500 BOPM. The “EUR” schedule in Exhibit 99.2 projects 3,870 BOPM by April 2013…”

Response to comment 6, New Diana Field -- Upshur County, Texas

In 1998 crude oil prices dropped to $11.91 per barrel. Company records indicate that the average cost to produce a barrel of oil in 1998 was $15.35, not including the cost of hauling saltwater.  As a result of the cost and price conditions in effect at that time the lease had fallen below the economic limit and the operator had no choice other than to first reduce the pumping time and finally to terminate operations and temporarily abandon the project.

Since the prices have now recovered, oil production from the lease is projected to be above the economic limit for the foreseeable future. Therefore a new plan has been formulated through the use of modern technology and conversion of a project well to salt water disposal.

This plan includes the use of Microbial Enhanced Oil Recovery (MEOR) to increase reservoir pressure by inoculating the Woodbine sand from 3711 to 3717, the present project production zone, and by injecting feed solution into this zone in the Don Looney #4 well. This zone will then be plugged off with cement to prevent the escape of the carbon dioxide and other products of bacterial metabolism from the reservoir.  This well will then be recompleted to a shallower nonproductive salt-water zone for disposal of the project’s produced water at a significantly reduced cost.

1

John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292 fax 918-742-0624

Comment 7

“The Texas RRC production data indicates the M.W. Balch lease has not had production since at least 1992. Exhibit 99.2 projects tertiary recovery production up to 3,000 BOPM. The third party report states that the source for the subject reservoir parameters are taken from another report that no longer exists. Please amend your document to discuss, with reasonable detail, the technical basis for this lease’s projected production increase attributed to microbial enhanced oil recovery…”

Response to comment 7, M. W. Balch lease -- Milam County, Texas

While the complete report no longer exists, the summary cover letter is in our possession. It indicates that the sand at approximately 1050 feet deep had produced approximately 40,000 barrels of oil by primary production methods. It reportedly has 32% porosity and 35-degree oil gravity. It contains 4.8% paraffin that causes wellbore plugging and the static level of oil in the wells is approximately 300 feet below the surface.  These reservoir parameters have been verified by the offsetting operator from logs of wells adjacent to the Balch lease and calculations have been made that support the earlier report’s conclusions.

A report by the DOE and the Venezuelan Ministry of Energy and Mines concluded that, “MEOR has two distinct advantages: 1) microbes do not consume large amounts of energy, and 2) the use of microbes is not dependent on the price of crude oil, as compared with other EOR processes. In some reservoirs, beneficial microbes are indigenous and only need nutrients to stimulate growth. Because microbial growth occurs at exponential rates, it is possible to produce large amounts of useful products rapidly from inexpensive and/or renewable resources. Thus, MEOR has the potential to be more cost-effective than other EOR processes.”

The M. W. Balch lease consists of 11 shallow wells with depths from 930 to 1,170 feet. The reservoir is presently pressure depleted, however the last report indicated that oil flows to the wellbore at a slow, but consistent rate through the mechanism of gravity drainage. This makes the Balch lease reservoir an ideal candidate for MEOR.

The plan is to inoculate the reservoir with the Clostridium Acetobutylicum organism and then pump feed solution into the reservoirs. The wells will be shut in to monitor the increasing pressure. When the pressure stabilizes, indicating that the feed solution has been consumed, the wells will be returned to production and pressure will be augmented by the re-injection of produced water.

2

New Diana and M. W. Balch Technical Report

The data presented herein shows the historical production of both New Diana and M. W. Balch leases and depicts the economic conditions that caused the decline and ultimate halt of field production. The discussion below also explains the field enhancements that will be made to increase crude oil production levels.

Past Economic Conditions That Adversely Affected New Diana Production Operations

From 1970 to 1980 the yearly average for crude oil prices rose steadily from $3.89 (1970) per barrel to $37.42 (1980) per barrel.  When crude oil prices exceeded $20.00 per barrel in 1979, small domestic operators brought their oil fields into full production.  Figure 1 depicts that the four New Diana leases produced an average of 3,374 barrels per month (averaged over 1980 to 1985).  During the same six-year period, annual crude oil prices averaged $37.42 (1980) per barrel to $26.92 (1985) per barrel.  In 1986 crude oil prices dropped to a yearly average of $14.44 per barrel.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

1

The cost to produce a barrel of crude oil at that time was $15.34. Figure 2 depicts the average margin of profit between 1986 and 1999 was $2.14 per barrel. Field operations could not be sustained on such small profit margins.

By 1994, the New Diana leases were in disrepair and operated intermittently.  By 1998 crude oil prices dropped to a yearly average of $11.91 per barrel and oil field operations were completely halted in early 1999.

Current Economic Climate and New Diana Operational Enhancements

In 2005, the yearly average price of crude oil exceeded $50.00 per barrel ($50.04) thereby making it profitable for small oil producers to resume production.  Current and projected crude oil prices will allow North Texas Energy, Inc. (NTE) to exploit the New Diana leases in manners that in previous years were not economically or technologically possible.

The surface equipment to be installed (i.e. pump jacks, tank battery, and flow lines) will have higher fluid volume capabilities and capacities.  NTE will utilize a salt-water disposal well for the New Diana leases.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

2

Past Economic Conditions That Adversely Affected M. W. Balch Production Operations

As the yearly average for crude oil prices rose steadily from $3.89 (1970) per barrel to $37.42 (1980) per barrel, crude oil production on the M. W. Balch lease increased.  From 1980 to 1986 the M. W. Balch lease produced 4,216 barrels of crude oil.  From 1987 to 1992 the lease produced 3,520 barrels of crude oil.  Due to low reservoir pressure, oil production was achieved via a slow constant flow of oil to the well bore through gravity drainage.   Because there was no economical method of increasing the reservoir pressure for shallow reservoirs, the oil wells were only operated when crude oil prices were above the $15.34 threshold (see Figure 3).  Figure 3 depicts the linear correlation between M. W. Balch crude oil production and the price of crude oil.

Current Economic Climate and M. W Balch Operational Enhancements

NTE will utilize microbial enhanced oil recovery (MEOR) technologies to increase the reservoir pressure.  The increased reservoir pressure will enable higher fluid flow volumes that will enable crude oil production levels to increase to approximately 3,000 barrels per month.  Technologies such as MEOR were not widely known or practiced until the late 1990’s.

Kevin Jones, CEO
June 22, 2012

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

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MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
TELEPHONE	OF COUNSEL
(212) 486-2500	JAY D. FISCHER
EDWARD C. KRAMER
_______	KEVIN J. MCGRAW
ARTHUR L. PORTER, JR
TELECOPIER	JON M. PROBSTEIN
(212) 486-0701	SEYMOUR REITKNECHT
I. FREDERICK SHOTKIN

June 22, 2012

North Texas Energy, Inc.
5057 Keller Springs Road, Suite 300
Addison, TX 75001

Re: North Texas Energy, Inc.

Gentlemen:

Our firm has been requested by North Texas Energy, Inc., a Nevada corporation (the "Company"), to issue a legal opinion with respect to whether the 2,000,000 shares of Common Stock to be registered pursuant to the registration statement on Form S-1 (the "Registration Statement"), which has been filed by the Company with the Securities and Exchange Commission for the purpose of registering such 2,000,000 shares (the "Shares") of Common Stock, par value $.001 per share, of the Company pursuant to the Securities Act of 1933, as amended (the "Act"), shall upon issuance, be duly and validly authorized, legally issued, fully paid and non-assessable.

We are not acting as counsel to the Company with respect to the Registration Statement.

In connection with rendering this opinion, we have examined copies of the following: (A) the Articles of Incorporation of the Company and Amendment, as filed with the State of Nevada; (B) the Bylaws of the Company; (C) minutes dated November 30, 2011 of the Board of Directors of the Company approving the issuance of the Shares and their inclusion in the Registration Statement; and (D) the Business Entity Information for North Texas Energy, Inc. as shown on the web page of the Secretary of State of Nevada on April 2, 2012, which lists Kevin Jones as the sole director of the Company, (collectively, the "Documents").

In our examination, we have assumed, without investigation, the following: (1) the authenticity of the Documents; (2) the genuineness of all signatures to the Documents; (3) the legal capacity of all persons who executed the Documents; (4) the due authorization and valid execution by all persons who executed the Documents, with the exception of Documents executed on behalf of the Company; (5) the copies which were submitted to us conform to the originals of the Documents; and (6) that the Documents are free from any form of fraud, misrepresentation, duress, or criminal activity based upon our firm having no knowledge of any fraud, misrepresentation, duress or criminal activity and no reason to doubt the credibility or reliability of any of the Documents which have been provided to us for review by the Company.

Solely for purposes of this opinion, you should assume that our investigation was and will be limited exclusively to the Documents. We believe that a review of the Documents was what was necessary in order for us to render this opinion.

In rendering this opinion, we have assumed the legal competency of all persons who executed the Documents and the due authorization, valid execution, delivery and acceptance of all Documents by all parties who executed the Documents, with the exception of Documents executed on behalf of the Company.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the Registration Statement or any portion thereof. We did not review the Registration Statement for purposes of this opinion.

Based upon the foregoing, it is our opinion that, subject to the limitations set forth herein, the Shares to be sold by the Company pursuant to the Registration Statement, will be duly and validly authorized, legally issued, fully paid and non-assessable when issued by the Company if the consideration for the Shares as required in the Registration Statement is received by the Company.

We consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to our firm, solely with respect to the issuance of this opinion, in the Prospectus which is a part of the Registration Statement.